Shanda Reports Third Quarter 2005 Financial Results

- Net revenues of US$61.7 million, up 41.4% YoY -
- Net income of US$ 32.3 million and diluted earnings per ADS of US$0.44-

(Shanghai, China, November 9, 2005) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China today announced its financial results for the third quarter ended September 30, 2005.

Summary of the third quarter 2005:

●	Total net revenues increased 41.4% year-over-year and decreased 7.4% quarter-over-quarter to RMB499.7 million (US$61.7 million);

●	Online games revenues, including MMORPG and casual games, increased 35.5% year-over-year and declined 6.1% quarter-over-quarter to RMB438.1 million (US$54.1 million).

●	Revenue from Mir II, decreased 33.5%
quarter-over-quarter to RMB154.6 million (US$19.1
million). Revenues from all other games, excluding Mir
II, increased 21.0% quarter-over-quarter and 81.0%
year-over-year to RMB 283.5 million (US$35.0 million)

●	Total peak concurrent users for all Shanda games in commercial service increased to 2.55 million from 2.52 million in the previous quarter; and

●	Net income increased 58.1% year-over-year and 17.1%
quarter-over-quarter to RMB261.1 million (US$32.3
million), and diluted earnings per ADS increased 61.8%
year-over-year and 16.3% quarter over quarter to RMB3.56
(US$0.44).

“While the circumstances with Mir II have led to quarter-over-quarter revenue decline, we are pleased to see that the rest of our game portfolio performed well during the summer season,” said Tianqiao Chen, Shanda’s chief executive officer. “This is an evidence of the strength of a diversified content platform, which we continued to expand during the last two years. In addition to three new in-house developed casual games that we intend to launch in the fourth quarter this year, we expect to launch Dungeons & Dragons and three new games from Actoz in 2006. Furthermore, with the introduction of the Shanda EZ Series including the EZ Mini, EZ Center/EZ Pod and EZ Station, which are expected to contribute new revenue streams starting from the fourth quarter of 2005, we believe our home entertainment strategy is well positioned and we will continue to invest in such initiatives in order to take Shanda through the next phase of growth.”

Financial Results (Preliminary Unaudited)

Net Revenues. In the third quarter of 2005, Shanda reported net revenues of RMB499.7 million (US$61.7 million), representing a 41.4% increase compared to RMB353.3 million in the third quarter of 2004 and a 7.4% decrease compared to RMB539.5 million in the second quarter of 2005.

Online game revenues increased 35.5% year-over-year and declined 6.1% quarter-over-quarter to RMB438.1 million (US$54.1 million) in the third quarter of 2005. Total peak concurrent users for all Shanda games in commercial service in the third quarter of 2005 increased to 2.55 million from 2.52 million in the previous quarter.

Revenues from MMORPGs in the third quarter of 2005 increased 23.3% year-over-year and decreased 8.4% quarter-over-quarter to RMB331.5 million (US$40.9 million), accounting for 66.3% of total revenues. The sequential decrease in revenues from MMORPGs was primarily due to a decline in Mir II revenue, which decreased 33.5% quarter-over-quarter to RMB154.6 million (US$19.1 million). After four years of operation in China and several years as China’s leading MMORPG title, Mir II has now entered the later stages of its life cycle. In addition, we believe that the third quarter decline in Mir II revenue was also attributable to the diminishing appeal of an expansion pack released in March 2005 and in-game events promoted in the second quarter, increased competition in the online game market, the effect of hacking incidents, cheating programs and pirate servers. Meanwhile, revenues from other MMOPRGs experienced healthy growth primarily as a result of higher usage during the summer season and in part due to the commercial launch of Magical Land and Ragnarok Online in the third quarter of 2005.

The number of average concurrent users of Shanda’s MMORPGs in commercial service decreased to approximately 630,000 in the third quarter of 2005 from 763,000 in the previous quarter. The decline is primarily due to the weakening user base of Mir II, which had 233,000 average concurrent users in the third quarter of 2005 compared to 381,000 in the previous quarter. Average revenue per user hour, for Shanda’s MMORPGs increased to RMB0.24 quarter-over-quarter from RMB0.22.

Revenues from casual games in the third quarter increased 95.5% year-over-year and 1.9% quarter-over-quarter to RMB106.6 million (US$13.2 million). The number of peak concurrent users of Shanda’s casual games, including Bianfeng and Haofang, was 1,521,000 in the third quarter of 2005.

Shanda’s other revenues increased 105.3% year-over-year and decreased 15.4% quarter-over-quarter to RMB61.6 million (US$7.6 million) in this quarter. The sequential decline was primarily attributable to lower sales of Mibao, Shanda’s user ID security product. Apart from the fact that Shanda has already sold approximately 1,500,000 Mibaos since the commercial launch of this product in the third quarter of 2004, we believe that the decline in Mibao sales is also due to the decline in Mir II users, who have traditionally accounted for the majority of Mibao sales.

Gross Profit. Gross margin was 68.9% in the third quarter of 2005, up from 62.7% in the third quarter of 2004 and from 68.4% in the second quarter of 2005. The increase is primarily due to a decrease in on-going license fees paid in connection with Mir II operations and the increase in revenue from in-house developed games.

Income from Operations. Operating income for the third quarter of 2005 was RMB151.7million (US$18.8 million), representing a 6.9% increase compared to RMB142.0 million in the third quarter of 2004 and a 37.8% decrease compared to RMB243.8 million in the second quarter of 2005. Operating margin was 30.4% in the third quarter of 2005, compared to 40.2% in the third quarter of 2004 and 45.2% in the second quarter of 2005. The higher operating expense was primarily attributable to increases in payroll costs as well as marketing promotion expenses. Payroll costs increased as a result of additions of employees related to new game projects and other initiatives in the research and development department and the sales and marketing departments, as well as a merit-based salary raise throughout the company. Marketing promotion expenses increased primarily as a result of the launch of new games during the quarter and preparation for the upcoming launch of the EZ Series.

Income before income tax expenses, equity in earnings (loss) of affiliated companies and minority interests (“Income Before Taxation and MI”) In the third quarter of 2005, Shanda reported Income Before Taxation and MI of RMB243.3 million (US$30.1 million), representing a 38.8% increase compared to RMB175.3 million in the third quarter of 2004 and a 8.0% decrease compared to RMB264.6 million in the second quarter of 2005. Income Before Taxation and MI for the third quarter of 2005 included other income of RMB89.1 million (US$11.0 million), which mainly comprise government financial incentives of RMB50.4 million (US$6.2 million) received in the third quarter of 2005 and a foreign exchange gain of RMB43.5 million (US$5.4 million). These financial incentives are granted by the municipal government and relate to business and income taxes that we previously paid. The foreign exchange gain arose from a revaluation of monetary assets and liabilities denominated in US dollar following the appreciation of Renminbi in July 2005.

Net Income. In the third quarter of 2005, Shanda had net income of RMB261.1 million (US$32.3 million), representing a 58.1% increase compared to net income of RMB165.1 million in the third quarter of 2004 and a 17.1% increase compared to net income of RMB223.0 million in the second quarter of 2005. Diluted earnings per ADS were RMB3.56 (US$0.44) for this quarter, representing a 61.8% increase compared to diluted earnings per ADS of RMB2.20 in the same period of 2004 and a 16.3% increase compared to diluted earnings per ADS of RMB3.06 in the second quarter of 2005.

Income tax benefit in the third quarter of 2005 is due to government approval of a preferential tax incentive applied for by one of Shanda’s three operating companies. Prior to receipt of the approval, the operating company was subject to a standard income tax rate of 33%. Upon receipt of government’s recognition as a technologically advanced enterprise, the company is entitled to a full income tax exemption for two years effective from January 1, 2005 and will be subject to a preferential income tax rate of 15% beginning on January 1, 2007. As a result, income tax expenses totaling RMB34.2 million (US $4.2 million) for the first two quarters of 2005 were released and credited as a benefit in the third quarter of 2005.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2005, which was RMB8.0920 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Recent Developments

At Shanda’s annual general meeting of shareholders held on October 18, 2005, the Company’s shareholders elected nine directors to its Board and approved the 2005 equity compensation plan. The directors elected to the board include seven prior directors and two new directors. Each director will hold office until the next annual general meeting of shareholders. The two new directors are Chengyu Xiong and Jingsheng Huang. Hongliang Lu and Ruigang Li retired from their positions as directors.

Shareholders also approved the 2005 equity compensation plan. The plan is intended to promote Shanda’s success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers and employees. The number of ordinary shares of the Company authorized for issuance under the 2005 equity compensation plan is limited to 7,449,235 ordinary shares, which is equal to approximately 5% of the issued and outstanding ordinary shares of the Company plus ordinary shares reserved for issuance, but not yet issued, under the previously approved 2003 equity compensation plan.

On October 18, 2005, Shanda presented its new EZ Series, which includes the EZ Mini, EZ Center/EZ Pod and EZ Station, at the China 2005 PT/Wireless and Networks Communication Exhibition. The EZ Mini is a handheld online entertainment device that is integrated with Shanda’s operations platform to provide users with access to a variety of entertainment content. The EZ Center/EZ Pod is Shanda’s proprietary software solution plus remote control that upgrades a normal PC and provides users with access to a new interface for navigating and consuming interactive entertainment content. The EZ Pod was commercially launched in November of 2005 and is being sold at a retail price of RMB 458. In addition, Shanda recently announced an agreement to partner with Intel Cooperation to jointly promote the EZ Center/EZ Pod. The two companies expect to distribute 500,000 sets of the EZ Center/EZ Pod over the next 12 months. The EZ Station, also known as the Shanda Home Entertainment Station, is a broadband entertainment PC based on Intel® Architecture that provides users with access to interactive entertainment on a home TV set. All three products will utilize Shanda’s unified service platform and account security, billing and payment systems.

On October 24, 2005, Shanda’s Board of Directors approved a share repurchase program. Under the program, Shanda may repurchase up to $50 million worth of outstanding American depositary shares of Shanda from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and Shanda trading window policy. The next trading window will open with the market on November 14, 2005. The share repurchase program will be funded by Shanda’s available working capital.

In addition, during the third quarter of 2005, Shanda entered into agreements to extend the Mir II license for a minimum period of three years and to extend the BNB license for a period of three years in exchange for extension fees of $3 million and $1.5 million respectively.

Other News

On October 14, 2005, the Beijing First Intermediate People’s Court, or the Beijing Court, completed its series of hearings in connection with the allegation that Shanda infringed upon the copyright for, and violated the Anti-Unfair Competition Law of the People’s Republic of China with respect to, Mir II in connection with Shanda’s development and operation of Woool. The parties are awaiting the decision from the Beijing Court.

On October 28, 2005, the arbitrator appointed by the International Chamber of Commerce International Court of Arbitration to decide the dispute among Shanda, Actoz Soft Co., Ltd., or Actoz, and Wemade Entertainment Co., Ltd., or Wemade, regarding the Mir II license agreement issued its award. In August 2003, Shanda and Actoz settled the disputes regarding the Mir II license agreement and requested discontinuance of the arbitration. Wemade, however, objected to the discontinuation request and filed claims against Shanda and Actoz, alleging, among other things, that Wemade validly terminated the Mir II license in November 2002. The tribunal found that Actoz was fully authorized to enter into the settlement with Shanda on behalf of Wemade and that Wemade has no legitimate interest to object to the withdrawal of the arbitration. Accordingly, the claims made by Wemade against Shanda and Actoz were dismissed and Wemade shall bear and pay the costs incurred by Shanda and Actoz from August 29, 2003 in defending against such claims.

For more information regarding the case pending before the Beijing Court and the arbitration regarding the Mir II license, please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in our annual report for the year ended December 31, 2004 on Form 20-F as filed with the U.S. Securities and Exchange Commission.

Conference Call

Shanda’s management team will host a conference call on November 9, 2005 at 8:00 p.m. Eastern Standard Time, corresponding with November 10, 2005 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of Shanda’s financial performance and business operations. To participate in the live call, U.S. callers should dial 800-900-0012 and international callers should dial 973-935-2056 and reference pass code 6626284. A live webcast of the presentation can also be accessed through Shanda’s corporate Web site at http://www.snda.com.

A replay of the conference call will be available through November 16, 2005. The dial-in number is 877-519-4471 for calls placed inside of the U.S. and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 6626284.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the launch of three new in-house developed casual games, Dungeons & Dragons and three new games from Actoz, Shanda’s ability to advance its home entertainment strategy, generate new revenue streams starting from the fourth quarter of 2005 and enter a new phase of growth with the introduction of the EZ Series, joint promotion of the EZ Center/EZ Pod by Shanda and Intel and the expectation to distribute 500,000 sets of the EZ Center/EZ Pod over the next 12 months. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that there are delays in the completion or testing of the three new in-house developed casual games, the risk that there are delays in the completion or testing of the original or localized version of Dungeons & Dragons or the three new games from Actoz, the risk that Shanda and Intel fail to enter into definitive agreements regarding the proposed cooperation or the proposed cooperation is otherwise not successfully executed, the risk that the EZ Center/EZ Pod and other EZ Series products are not favorably received by consumers and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact:

Donglei Zhou
Director of Business Development & Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED BALANCE SHEET
	(in thousands)
	As of December 31,	As of September 30,
	2004	2005
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,123,971	1,227,838	151,735
Restricted cash	—	150,564	18,607
Short-term investment	—	23,778	2,938
Marketable securities	422,327	2,206,199	272,640
Accounts receivable	39,308	136,353	16,850
Inventories	6,039	11,356	1,403
Due from related parties	1,515	1,481	183
Deferred licensing fees and related costs	48,716	40,356	4,987
Prepayments and other current assets	27,621	91,002	11,246
Deferred tax assets	29,632	20,931	2,587

Total current assets	3,699,129	3,909,858	483,176

Investments in affiliated companies	155,936	858,422	106,083
Property, equipment and software	159,170	243,438	30,084
Intangible assets	89,934	175,538	21,693
Goodwill	133,959	226,061	27,936
Long-term deposits	2,363	2,498	309
Other long-term assets	50,673	34,886	4,311
Total assets	4,291,164	5,450,701	673,592

LIABILITIES
Current liabilities:
Accounts payable	47,342	69,246	8,557
Licensing fees payable	18,092	21,775	2,691
Taxes payable	40,197	44,041	5,442
Deferred revenue	247,282	267,202	33,021
Licensing fees payable to a related party	52,273	79,818	9,864
Due to related parties	1,758	3,040	376
Acquisition related obligation	—	148,428	18,343
Other payables and accruals	91,268	99,308	12,273
Total current liabilities	498,212	732,858	90,567

Convertible debt	2,276,175	2,225,300	275,000

Total liabilities	2,774,387	2,958,158	365,567

Minority interests	6,879	1,895	234
Shareholders’ equity
Ordinary shares	11,585	11,805	1,459
Additional paid-in capital	1,300,454	1,401,245	173,164
Statutory reserves	40,025	40,025	4,946
Deferred share-based compensation	(20,623)	(7,458)	(922)
Accumulated other comprehensive gain	133,815	296,214	36,606
Retained earnings	44,642	748,817	92,538
Total shareholders’ equity	1,509,898	2,490,648	307,791

Total liabilities and shareholders’ equity	4,291,164	5,450,701	673,592

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)
	For the three months period ended,
	September 30,	June 30,	September 30,
	2004	2005	2005
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	268,729	362,047	331,467	40,962
Casual game	54,541	104,664	106,633	13,178
Others	29,982	72,743	61,565	7,608

Total net revenues	353,252	539,454	499,665	61,748

Cost of services
Ongoing licensing fees for online games	(69,654)	(96,050)	(70,303)	(8,688)
Amortization of upfront licensing fees	(7,680)	(6,425)	(12,164)	(1,503)
Server leasing and maintenance fees	(21,391)	(22,532)	(22,963)	(2,838)
Salary and benefits	(6,512)	(9,599)	(12,122)	(1,498)
Depreciation of property, equipment and software	(7,505)	(9,406)	(11,526)	(1,424)
Others	(19,048)	(26,708)	(26,216)	(3,240)

Total cost of services	(131,790)	(170,720)	(155,294)	(19,191)

Gross profit	221,462	368,734	344,371	42,557
Operating expenses
Product development	(19,324)	(40,111)	(46,122)	(5,700)
Sales and marketing	(21,273)	(38,393)	(78,273)	(9,673)
General and administrative	(38,867)	(46,417)	(68,249)	(8,434)
Total operating expenses	(79,464)	(124,921)	(192,644)	(23,807)

Income from operations	141,998	243,813	151,727	18,750
Interest income	3,708	5,665	6,893	852
Amortization of convertible debt issuance cost	-	(4,527)	(4,798)	(593)
Investment income (loss)	1,126	(4,295)	400	50
Other income, net	28,457	23,933	89,120	11,013

Income before income tax expenses, equity in earnings (loss)
of affiliated companies and minority interests	175,289	264,589	243,342	30,072
Income tax (expenses) benefit	(9,918)	(49,236)	18,623	2,301
Equity in earnings (loss) of affiliated companies	-	5,379	(1,425)	(176)
Minority interests	(227)	2,227	599	74

Net income attributable to ordinary shareholders	165,144	222,959	261,139	32,271

Earnings per share:
Basic	1.16	1.59	1.83	0.23
Diluted	1.10	1.53	1.78	0.22
Earnings per ADS:
Basic	2.32	3.18	3.66	0.46
Diluted	2.20	3.06	3.56	0.44
Weighted average ordinary shares outstanding:
Basic	141,818,280	140,518,364	142,469,921	142,469,921
Diluted	150,275,053	145,255,626	147,094,084	147,094,084
Weighted average ADS outstanding:
Basic	70,909,140	70,259,182	71,234,961	71,234,961
Diluted	75,137,527	72,627,813	73,547,042	73,547,042